Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,				
	2009	**2010**	**2011**	**2012**	**2013**
Earnings (loss)					
Pre-tax loss	$ (19,606)	$ (30,350)	$ (36,249)	$ (18,735)	$ (13,322)
Total fixed charges	$ 52,759	$ 45,365	$ 38,157	$ 18,721	$ 12,504
Total income before fixed charges	$ 33,153	$ 15,015	$ 1,908	$ (14)	$ (818)
Fixed Charges					
Interest expenses	$ 52,627	$ 45,128	$ 37,736	$ 18,198	$ 11,938
Assumed interest attributable to rentals	$ 132	$ 237	$ 421	$ 523	$ 566
Total fixed charges	$ 52,759	$ 45,365	$ 38,157	$ 18,721	$ 12,504
Deficiency of earnings available to cover fixed charges	$ 19,606	$ 30,350	$ 36,249	$ 18,735	$ 13,322
Ratio of earnings available to cover fixed charges	n/a	n/a	n/a	n/a	n/a